February 21, 2020

Sterling Griffin
President
Harbor Custom Development, Inc.
11505 Burnham Dr., Suite 301
Gig Harbor, Washington 98332

       Re: Harbor Custom Development, Inc.
           Draft Registration Statement on Form S-1
           Submitted January 27, 2020
           CIK No. 0001784567

Dear Mr. Griffin:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed January 27, 2020

Summary Financial Data
Other Financial Data, page 6

1. We note your discussion of EBITDA margin and adjusted EBITDA margin, which appear to be non-GAAP presentations. Please explain to us what these measures represent, how they are calculated and how your disclosure provides all of the information required by
       Item 10(e) of Regulation S-K. Additionally, please revise to reflect the measures consistently throughout the document.
Capitalization, page 42

2. Please revise your disclosure to clarify that the amounts shown in the capitalization table
 Sterling Griffin
FirstName LastNameSterling Griffin
Harbor Custom Development, Inc.
Comapany NameHarbor Custom Development, Inc.
February 21, 2020
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         are presented in thousands of dollars.
Dilution, page 43

3. Please tell us how you calculated net tangible book value of negative $4,160,900 as of
         September 30, 2019.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
48

4. Please expand your discussion of your results of operations to address the reasons for the increases in your revenues and cost of sales for each period presented.
5. Please expand your discussion of your material indebtedness to describe the material terms of such indebtedness including material financial covenants. We note the risk factor on page 30.
Gross Margin, page 50

6. We note from your disclosure on page 51 that your gross margin percentage was 3.35%
         and 6.01% for the nine months ended September 30, 2019 and for the nine months ended
         September 30, 2018, respectively, excluding interest on cost of sales. These gross margin percentages do not agree with the percentages as presented in the adjusted homebuilding gross margin table. Please revise or explain this discrepancy.
7. Please expand discussion to include adjusted homebuilding gross margin for all the financial statement periods presented in the filing.
Revenues for Real Estate and Construction Materials, page 62

8. Please expand your presentation to include revenues from contracts with customers by product category for all financial statement periods presented in the filing.

Our Business, page 67

9. Please describe clearly your infrastructure development activities for subdivisions including the use of your $4,000,000 in heavy equipment.
10. We note the references in this section to owning and controlling five Western Washington residential communities. We also note the communities referenced in the cover artwork.
         Please describe each of your material properties clearly including the nature of your ownership.
11. It appears you sell finished lots and finished homes. Please clarify the proportion of your business that involves home construction versus sales of finished and unfinished lots, including the number of homes and the number of lots you have historically sold per year.
         Clarify how the houses are built and by whom. To the extent you use subcontractors in
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FirstName LastNameSterling Griffin
Harbor Custom Development, Inc.
Comapany NameHarbor Custom Development, Inc.
February 21, 2020
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         construction please describe your relationships with such subcontractors.
Materials, page 76

12. Please describe your material supply arrangements, including your relationships with your principal suppliers.
Executive Compensation, page 84

13. Please disclose all compensation earned by executives in each fiscal year, including the portions of the salaries not taken by them. Also, clarify whether the amounts not taken remain outstanding, are loans to the company or otherwise constitute ongoing obligations of the company. We also note your statement that the Summary Compensation Table reflects compensation "to be paid to our named executive officers for fiscal year 2019."
         Given that the fiscal year 2019 is complete, please revise to clarify that the Summary
         Compensation Table reflects the compensation paid for the fiscal year 2019.
Certain Relationships and Related Party Transactions, page 89

14. We note in Footnote 14 to the Financial Statements for the Years Ended December 31,
         2018 and 2017, that the company transferred land and a mining bond to an investment company owned by the majority shareholder of the company in 2019. We also note that the company entered into a construction loan with Olympic Views, LLC of which the majority shareholder owns a 50% interest and 50% owned by another shareholder on
         April 19, 2019. Please revise to include the disclosure required by
Item 404 of Regulation
         S-K regarding these transactions including the identity of the majority shareholder or advise us why the disclosure is not required.
Notes to Consolidated Financial Statements
1. Nature of Operations and Summary of Significant Accounting Policies, page
F-6

15. Please revise and expand your principles of consolidation disclosure to clarify the consolidation policy that is being followed as required by ASC 810-10-50-1.
14. Subsequent Events, page F-21

16. We note that you disclose real estate revenues through the year ending December 31, 2019 as a subsequent event and is repeated in your notes to your interim financial statements on page F-42. Please remove this disclosure or explain to us why this disclosure is appropriate and cite the applicable guidance in your response.
11. Leases, page F-38

17. We note from your table on page F-39 that net lease costs for operating leases is allocated to amortization of asset and interest on lease liabilities. Please tell us how this allocation is consistent with the guidance in ASC 842-20-25-6(a), which states that a lessee recognizes a single lease cost for an operating lease on a straight-line basis. Sterling Griffin
Harbor Custom Development, Inc.
February 21, 2020
Page 4
12. Income Tax, page F-41

18. We note that you have not recorded a valuation allowance against your deferred tax asset despite recording net losses for the year ended December 31, 2018 and through nine months ended September 30, 2019. Please explain to us the basis for your conclusion that a valuation allowance is not necessary. Your response should include discussion of both the positive and negative evidence you considered that support your conclusion.
      Reference is made to ASC 740-10-30-23.
19. Please revise your disclosure to disclose the amounts and expiration dates of your net operating loss carryforwards for tax purposes. Reference is made to ASC 740-10-50-3a.
Part II
Recent Sales of Unregistered Securities, page 113

20. Please revise to indicate the aggregate amount of consideration received by the company for each of the noted transactions. See Item 701 of Regulation S-K. Undertakings, page 114

21.   Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
      Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
      430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameSterling Griffin
                                                            Division of
Corporation Finance
Comapany NameHarbor Custom Development, Inc.
                                                            Office of Real
Estate & Construction
February 21, 2020 Page 4
cc:       Lynne Bolduc, Esq.
FirstName LastName